Nations Financial Group, Inc.

Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents		$ 1,025,805
Certificate of deposit		100,745
Receivables		
Due from clearing broker	143,125	
Due from registered representatives	113,405	
Commissions and fees	6,668	263,198
Deposit with clearing broker		100,052
Office equipment	17,791	
Less accumulated depreciation	7,650	10,141
Other assets		66,806
		$ 1,566,747

Liabilities And Stockholder's Equity

Liabilities			
Payables:			
Commissions	$	674,321	
Accounts payable, trade		106,745	
Accrued expenses and other liabilities		56,238	$ 837,304
Stockholder's Equity			
Capital stock, Class A, common, .0001 par value, authorized 1,000,000 shares; issued 250,000 shares		25	
Capital stock, Class B, common, nonvoting, .0001 par value; authorized 1,000,000 shares; issued 244,390 shares		25	
Additional paid-in capital		247,145	
Retained earnings		482,248	729,443
			$ 1,566,747

See notes to the statement of financial condition